Exhibit 99.1

T 604.682.3701	Suite 400, 455 Granville Street
F 604.682.3600	Vancouver, BC V6C 1T1	www.levon.com

June 27, 2011	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

June 27, 2011 TSX-V Trading symbol: LVN
 Berlin & Frankfurt:  LO9

Levon’s Warrants Exercised in Full

Levon Resources Ltd. (“Levon” or the “Company”) is pleased to announce that a total of 12,770,243 warrants have been fully exercised for proceeds of $13,074,850.  The warrants were exercised as of June 21, 2011.  This completes the exercise of the outstanding warrants including former Valley High Venture warrants.

About Levon Resources Ltd.:
Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. The Company also holds interests in three mineral properties located in Nevada, U.S.A. - Eagle Claims, Norma Sass and Ruf claims.  The Company also holds key land positions in the productive Bralorne Gold camp of British Columbia, Canada.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

LEVON RESOURCES LTD.

“Ron Tremblay”
__________________________________
Ron Tremblay, President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.